Exhibit 8.1

Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2016, including the ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

		Percent ownership share As of December 31,
		2016
Name of the Subsidiary	Main activity	Direct	Indirect	Total
		%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64
Santander Servicios de Recaudación y Pagos Limitada	Support business, making and receiving payments	—	—	—